FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

November 5, 2008

ITEM 3   News Release:

A press release was issued on November 5, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced on November 5, 2008 that it would be late filing its interim financial statements for the third quarter ended September 30, 2008, due to its creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”), and resulting uncertainties about its future status.  The announcement constitutes a default announcement under Section 4.3 National Policy 12-203.

ITEM 5   Full Description of Material Change:

JED announced that its filing of financial results for the third quarter ended September 30, 2008, will be delayed passed the filing deadline of November 14, 2008.  The reason for the default is the Company’s status of protection under the CCAA and consequently the currently unknown status of JED’s continued operations.  Whether or not JED will be able to continue as an operating company has a material impact on the contents of the financial statements and, even if the answer was known immediately, there is insufficient time to prepare and file the statements by the deadline of November 14th.

Currently the Stay Period under the CCAA Order will end on December 15, 2008.  JED currently plans to remedy the default and file its third quarter financial statements as soon as it is able to do so, and in any event by the end to the CCAA Stay Period.  JED also intends to satisfy the provisions of the alternate information guidelines of section 4.4 of NP 12-203 as long as it is in default of the filing requirements.  These provisions require JED to file a bi-weekly default status report, in the form of news releases, containing any material changes to the information in this release; all actions taken by JED to remedy the default; particulars of any failure by JED to fulfill these provisions; any subsequent defaults of JED requiring a default announcement; and, any other material information concerning the affairs of JED not previously disclosed.  JED intends to issue the first default status report on Wednesday, November 19, 2008.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Vice-President, Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on November 5, 2008.